ST GLOBAL MARKETS USA LLC
Statement of Financial Condition
December 31, 2024

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-71021

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ST GLOBAL MARKETS USA LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

45 N. STATION PLAZA, SUITE 209
(No. and Street)

GREAT NECK	NY	11021
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark T Manzo	(201) 519-1905	mmanzo@stgmusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates
(Name – if individual, state last, first, and middle name)

11 Broadway	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward K Wong _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ST GLOBAL MARKETS USA LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

KAMEKO CRAIG
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01CR6411895
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES 12/07/20 28

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- □ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- □ (d) Statement of cash flows.
- □ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- □ (f) Statement of changes in liabilities subordinated to claims of creditors.
- □ (g) Notes to consolidated financial statements.
- □ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- □ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- □ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- □ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- □ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- □ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- □ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- □ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- □ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- □ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- □ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- □ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- □ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
ST Global Markets USA LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ST Global Markets USA LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as ST Global Markets USA LLC's auditor since 2024.

New York, NY

March 26, 2025

ST GLOBAL MARKETS USA LLC
Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	65,530
Accounts receivable		2,000
Prepaid expenses		4,958
Right of use lease asset		11,164
Security Deposit		3,243
Total Assets	**$**	**86,895**
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	20,956
Payable to partner		99
Commissions payable		2,062
Lease liability		11,377
Total Liabilities		34,494
Members' Equity		
Members' equity		52,401
Total Members' Equity		52,401
Total Liabilities and Members' Equity	**$**	**86,895**

The accompanying notes are an integral part of this Statement of Financial Condition.

ST GLOBAL MARKETS USA LLC
Notes to Statement of Financial Condition
December 31, 2024

1. ORGANIZATION AND NATURE OF BUSINESS

ST Global Markets USA LLC (the "Company"), was formed as a Limited Liability Company in the state of Delaware on October 20, 2022.

The Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on July 14, 2023, is a member of the Financial Industry Regulatory Authority ("FINRA") and the Security Investor Protection Corporation ("SIPC").

The Company acts primarily as a private placement broker-dealer.

2. SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual method of accounting.

Use of Estimates

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Concentration of Credit Risk

For the purposes of balance sheet classification and statement of cash flows presentation, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company currently maintains cash balances at a bank that is insured by the Federal Deposit Insurance Corporation. At times the cash balance may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. The Company has not incurred such a loss in the past.

2. SUMMARY SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Private placement income:

The Company recognizes private placement fees upon completion of the private placement offering which is at closing date of the transaction. The Company receives private placement fees in accordance with terms stipulated in its Soliciting Dealer agreements and Master Selling Agent agreements. Fees received by the Company may consist of sales commissions, marketing allowances and due diligence allowance. Sales commissions are not available to be paid to the Company until the fund company receives the proceeds of sale and the Managing Broker Dealer has received the aggregate amount of sales commission it is entitled, or the Fund company has paid the placement agent.

The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company has no contract assets or liabilities at January 1, 2024 and December 31, 2024.

2. SUMMARY SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition Continued

Other Income:

At December 31, 2024, the Company reported other income of $3,942 which consisted of deal reimbursed expenses of $1,419, registered representative reimbursed expenses of $1,256 and credit card rewards fees of $1,267.

Significant Judgements

Revenue from contracts with customers includes commission income and fees from private placements services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Accounting for Credit Losses

In June 2016, The Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ('ASU") 2016-13, Financial Instruments ---- Credit Losses (Topic326):

Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, If any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities.

The Company evaluates the collectability of accounts receivable by considering factors such as historical experience, credit quality, age of balances, and current and future

2. SUMMARY SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting for Credit Losses Continued)

economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses.

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be expensed if that determination is made. The Company had no accounts receivable balance as of January 1, 2024. At December 31, 2024, the Company had accounts receivable of $2,000 which consisted of a private placement fee.

Leases

The Company recognizes and measures its leases in accordance with ASC 842, Leases. The Company is a lessee in one operating lease, for office space. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate.

The right of use ("ROU") asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

2. SUMMARY SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of private placement of securities. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities, using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 73% of its total revenues from three customers in 2024.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. At December 31, 2024, the Company had net capital of $42,200 which was $37,200 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .55 to 1.

4. LEASE

In July 2023, the company entered an operating lease for office space in New York with a term of two years. The lease agreement includes a two-year renewal option which has not been considered in the lease term or payment calculations, as the company does not expect to exercise the option.

At December 31, 2024, the Company reported Operating lease ROU asset to $11,164 and Operating ROU liability of $11,377. During the year ended December 31, 2024, lease expense was $19,580 and is included in the lease expense line in the statement of operations.

4. LEASE (CONTINUED)

As of December 31, 2024, the weighted average remaining lease term was .58 years. The weighted average discount rate used to determine the operating lease right-of-use was 4.81%.

Future minimum lease payments under non-cancelable lease as of December 31, 2024, were as detailed below:

Year Ending December 31:		
2025	$	11,560
Total minimum lease payments		11,560
Less: imputed interest		(183)
Present value of lease liability	$	11,377

5. COMMITMENTS AND CONTINGENCIES

At December 31, 2024, the Company did not have any commitments, contingencies or guarantees that might result in a loss or future obligation that would have required the Company to include such liability/obligation in its 2024 Annual Report.

6. CONCENTRATIONS

For the year ended December 31, 2024, three customers generated approximately 87% of the Company's private placement income.

7. GOING CONCERN

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its member, there is substantial doubt about the Company's ability to continue as a going concern. The members have committed to contribute additional capital as needed to support the Company's continuing operations.

8. RELATED PARTY TRANSACTION

At December 31, 2024, the Company had a payable of $99 due to a partner. The balance represents a credit card expense paid by the partner on behalf of the Company during the year. These transactions were made in the normal course of business. The CEO, who owns

8. RELATED PARTY TRANSACTION (CONTINUED)

30% of the Company, receives a monthly guaranteed payment of $6,500 for services provided.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date on which the financial statements were issued. There were no significant subsequent events which would require recognition or disclosure in the accompanying financial statements.